UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS


Under Section 12(b) or (g) of the Securities Exchange Act of 1934


Asian American Business Development Company
(Name of Small Business Issuer in its Charter)

          Nevada                                       75-3000774
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                   Identification No.)

671 Heinz Parkway
Estes Park, Colorado                              80517
(Address of principal Executive Offices)          (Zip Code)


970-577-8325
Issuer's Telephone Number:

Securities to be registered under Section 12(b) of the Act:   NONE


Securities to be registered under Section 12(g) of the Act: Common Stock par value $.001 per share

                             PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this registration statement on Form 10-SB are forward-looking statements. Such forward-looking statements contained in this registration statement involve risks and uncertainties, including statements as to:
   -   our future operating results,
   -   our business prospects,
   -   the impact of investments that we may make,
   - our contractual arrangements and relationships with third parties,
   - the dependence of our future success on the general economy and its impact on the industries in which we may invest,
   - the ability of our portfolio companies to achieve their objectives if any acquisitions do occur,
   -   our possible financings and investments,
   -   the adequacy of our cash resources and working capital, and
   - the timing of cash flows, if any, from the operations of our portfolio companies.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar
meaning.   Similarly, statements that describe our future plans,
objectives or goals are also forward-looking statements.   Such
forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking
statements.   The forward-looking statements included herein are only
made as of the date of this registration statement and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

ITEM 1.   DESCRIPTION OF BUSINESS

Asian American Business Development Company intends to be a closed-end management investment company following our filing of a notice of election to be regulated as a business development company under the
Investment Company Act of 1940.   We were incorporated on February 12,
2002 under the name Wiltex First, Inc. and have not conducted any
operations to date.   On March 10, 2005, we changed our name to Asian
American Business Development Company.   We will provide investors with
the opportunity to participate with a modest amount in venture capital investments that are generally not available to the public and that typically require substantially larger financial commitments. In addition, we will provide professional management and administration that might otherwise be unavailable to investors if they were to engage
directly in venture capital investing.   We have decided to be
regulated as a business development company under the 1940 Act, and will operate as a non-diversified company as that term is defined in
Section 5(b)(2) of the 1940 Act.

As a business development company, we are required to invest at least 70% of our total assets in qualifying assets, which, generally, are securities of private companies or securities of public companies whose securities are not eligible for purchase on margin (which includes many companies with thinly traded securities that are quoted in the pink
sheets or the NASD Electronic Quotation Service.   We must also offer
to provide significant managerial assistance to these portfolio
companies.   Qualifying assets may also include:
   -   cash,
   -   cash equivalents,
   -   U.S. Government securities, or
   - high-quality debt investments maturing in one year or less from the date of investment.

We may invest a portion of the remaining 30% of our total assets in debt and/or equity securities of companies that may be larger than target portfolio companies.

Nature of a BDC

The 1940 Act defines a BDC as a closed-end management investment company that provides small businesses that qualify as an eligible portfolio company with investment capital and also significant
managerial assistance.   A BDC is required under the 1940 Act to invest
at least 70% of its total assets in qualifying assets consisting of eligible portfolio companies as defined in the 1940 Act and certain other assets including cash and cash equivalents.

An eligible portfolio company generally is a United States company that is not an investment company and that:
   - does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list;
   - is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or
   -   meets such other criteria as may be established by the SEC.

Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the eligible portfolio company.

An example of an eligible portfolio company is a new start up company or a privately owned company that has not yet gone public by selling its shares in the open market and has not applied for having its shares listed on a nationally recognized exchange such as the NYSE the American Stock Exchange, or the National Association of Securities
Dealers' Automated Quotation System, National Market System.   An
eligible portfolio company can also be one which is subject to filing, has filed, or has recently emerged from reorganization protection under Chapter 11 of the Bankruptcy Act.

A BDC may invest the remaining 30% of its total assets in non-qualifying assets, including companies that are not eligible portfolio
companies.   The foregoing percentages will be determined, in the case
of financings in which a BDC commits to provide financing prior to funding the commitment, by the amount of the BDC's total assets represented by the value of the maximum amount of securities to be issued by the borrower or lessee to the BDC pursuant to such commitment.

As a BDC, we must invest at least 70% of our total assets in qualifying assets.

Strategy

We will have significant relative flexibility in selecting and
structuring our investments.   We will not be subject to many of the
regulatory limitations that govern traditional lending institutions
such as banks.   We will seek to structure our investments so as to
take into account the uncertain and potentially variable financial
performance of our portfolio companies.   This should enable our
portfolio companies to retain access to committed capital at different stages in their development and eliminate some of the uncertainty
surrounding their capital allocation decisions.   We will calculate
rates of return on invested capital based on a combination of up-front commitment fees, current and deferred interest rates and residual values, which may take the form of common stock, warrants, equity
appreciation rights or future contract payments.   We believe that this
flexible approach to structuring investments will facilitate positive, long-term relationships with our portfolio companies and enable us to
become a preferred source of capital to them.   We also believe our
approach should enable debt financing to develop into a viable alternative capital source for funding the growth of target companies that wish to avoid the dilutive effects of equity financings for existing equity holders.

Longer Investment Horizon - We will not be subject to periodic capital
return requirements.   These requirements, which are standard for most
private equity and venture capital funds, typically require that these funds return to investors the initial capital investment after a pre-agreed time, together with any capital gains on such capital
investment.   These provisions often force such funds to seek the
return of their investments in portfolio companies through mergers, public equity offerings or other liquidity events more quickly than they otherwise might, which can result in a lower overall return to investors and adversely affect the ultimate viability of the affected
portfolio companies.   Because we may invest in the same portfolio
companies as these funds, we are subject to these risks if these funds
demand a return on their investments in the portfolio companies.   We
believe that our flexibility to take a longer-term view should help us to maximize returns on our invested capital while still meeting the needs of our portfolio companies.

Established Deal Sourcing Network - We believe that, through our management and directors, we have solid contacts and sources from which to generate investment opportunities. These contacts and sources include
   -   public and private companies,
   -   investment bankers,
   -   attorneys,
   -   accountants,
   -   consultants and
   -   commercial bankers.

However, we cannot assure you that such relationships will lead to the origination of debt or other investments.

Investment Process

We will at all times conduct our business so as to retain our status as
a BDC.   We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC without the approval of the holders of a majority of our outstanding voting stock as defined under the 1940 Act.

As a matter of policy, we will not:
   - purchase or sell real estate or interests in real estate or real estate investment trusts except that we may:
         - purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, or in connection with foreclosure on collateral,
         - own the securities of companies that are in the business of buying, selling or developing real estate, or
         - finance the purchase of real estate by our portfolio companies;
   - sell securities short except with regard to managing the risks associated with publicly-traded securities issued by our portfolio companies;
   - purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or
   - engage in the purchase or sale of commodities or commodity contracts, including futures contracts except where necessary in working out distressed loan or
   - investment situations or in hedging the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations or exemptions from registration with the Commodity Futures Trading Commission have been obtained.

Prospective Portfolio Company Characteristics - We have identified several criteria that we believe will prove important in seeking our
investment objective with respect to target companies.   These criteria
will provide general guidelines for our investment decisions; however, we caution readers that not all of these criteria will be met by each prospective portfolio company in which we choose to invest.

Experienced Management - We will generally require that our portfolio
companies have an experienced president or management team.   We will
also require the portfolio companies to have in place proper incentives to induce management to succeed and to act in concert with our interests as investors, including having significant equity interests.

Products or Services - We will seek companies that are involved in products or services that do not require significant additional capital
or research expenditures.   In general, we will seek target companies
that make innovative use of proven technologies or methods.

Proprietary Advantage - We expect to favor companies that can demonstrate some kind of proprietary sustainable advantage with respect to their competition. Proprietary advantages include, but are not limited to:
   - patents or trade secretes with respect to owning or manufacturing its products, and
   - a demonstrable and sustainable marketing advantage over its competition

In order to be sustainable, marketing strategies impose unusual burdens on management to be continuously ahead of its competition, either through some kind of technological advantage or by being continuously more creative than its competition.

Profitable or Nearly Profitable Operations Based On Cash Flow From Operations - We will focus on target companies that are profitable or nearly profitable on an operating cash flow basis. Typically, we would not expect to invest in start-up companies unless there is a clear exit strategy in place.

Potential for Future Growth - We will generally require that a prospective target company, in addition to generating sufficient cash flow to cover its operating costs and service its debt, demonstrate an ability to increase its revenues and operating cash flow over time. The anticipated growth rate of a prospective target company will be a key factor in determining the value that we ascribe to any warrants or other equity securities that we may acquire in connection with an investment in debt securities.

Exit Strategy - Prior to making an investment in a portfolio company, we will analyze the potential for that company to increase the liquidity of its common equity through a future event that would enable us to realize appreciation, if any, in the value of our equity
interest.   Liquidity events may include:

   -   an initial public offering,
   -   a private sale of our equity interest to a third party,
   -   a merger or an acquisition of the portfolio company or
   - a purchase of our equity position by the portfolio company or one of its stockholders.

We may acquire warrants to purchase equity securities and/or convertible preferred stock of the eligible portfolio companies in
connection with providing financing.   The terms of the warrants,
including the expiration date, exercise price and terms of the equity security for which the warrant may be exercised, will be negotiated individually with each eligible portfolio company, and will likely be affected by the price and terms of securities issued by the eligible
portfolio company to other venture capitalists and other holders.   We
anticipate that most warrants will be for a term of five to ten years, and will have an exercise price based upon the price at which the eligible portfolio company most recently issued equity securities or, if a new equity offering is imminent, will next issue equity
securities.    The equity securities for which the warrant will be
exercised generally will be common stock of which there may be one or
more classes or convertible preferred stock.   Substantially all the
warrants and underlying equity securities will be restricted securities
under the 1933 Act at the time of the issuance.   We will generally
negotiate for registration rights with the issuer that may provide
   - "piggyback" registration rights, which will permit us, under certain circumstances, to include some or all of the securities owned by us in a registration statement filed by the eligible portfolio company, or
   - in circumstances, "demand" registration rights permitting us, under certain circumstances, to require the eligible portfolio company to register the securities under the 1933 Act, in some cases at our
expense.   We will generally negotiate net issuance provisions in the warrants, which will allow us to receive upon exercise of the warrant without payment of any cash a net amount of shares determined by the increase in the value of the issuer's stock above the exercise price states in the warrant.

Liquidation Value of Assets - Although we do not intend to operate as an asset-based lender, the prospective liquidation value of the assets, if any, collateralizing any debt securities that we hold will be an
important factor in our credit analysis.   We will emphasize both
tangible assets, such as:
   -   accounts receivable,
   -   inventory, and
   -   equipment,

and intangible assets, such as:
   -   intellectual property,
   -   customer lists,
   -   networks, and
   -  databases.

Due Diligence - If a target company generally meets the characteristics described above, we will perform initial due diligence, including:
   -   company and technology assessments,
   -   market analysis,
   -   competitive analysis,
   -   evaluation of management, risk analysis and transaction size,
   -   pricing, and
   -   structure analysis.

Much of this work will be done by management and professionals who are well known to management.

The criteria delineated below provide general parameters for our investment decisions, although not all of such criteria will be followed in each instance. Upon successful completion of this preliminary evaluation, we will decide whether to deliver a non-binding letter of intent and move forward towards the completion of a transaction.

Management Team

   - Interviews with management and significant shareholders, including any financial or strategic sponsor;
   -   Review of financing history;
-   Review of management's track record with respect to:
       - product development and marketing,
- mergers and acquisitions,
- alliances,
- collaborations,
- research and development outsourcing and
- other strategic activities;
   -   Assessment of competition; and
   -   Review of exit strategies.

Financial Condition

   -   Evaluation of future financing needs and plans;
   -   Detailed analysis of financial performance;
   -   Development of pro forma financial projections; and
   - Review of assets and liabilities, including contingent liabilities, if any, and legal and regulatory risks.

Product or Service Assessment

   -   Evaluation of intellectual property position,
   - Review of existing customer or similar agreements and arrangements,
   -   Analysis of core technology;
   -   Assessment of collaborations,
   -   Review of sales and marketing procedures, and
   -   Assessment of market and growth potential.

Upon completion of these analyses, we will conduct on-site visits with
the target company's management team.   Also, in cases in which a
target company is at a mature stage of development and if other matters that warrant such an evaluation, we will obtain an independent appraisal of the target company

Ongoing Relationships with Portfolio Companies

Monitoring - We will continuously monitor our portfolio companies in order to determine whether they are meeting our financing criteria and
their respective business plans.   We may decline to make additional
investments in portfolio companies that do not continue to meet our
financing criteria.   However, we may choose to make additional
investments in portfolio companies that do not do so, but that we believe will nevertheless perform well in the future.

We will monitor the financial trends of each portfolio company to assess the appropriate course of action for each company and to
evaluate overall portfolio quality.   Our management team and
consulting professionals who are well known to our management team will closely monitor the status and performance of each individual company on at least a quarterly and, in some cases, a monthly basis.

We will use several methods of evaluating and monitoring the performance and fair value of our debt and equity positions, including but not limited to the following:

   -   Assessment of business development success, including:
          - product development,
          - financings,
          - profitability and
          - the portfolio company's overall adherence to its business plan;
   - Periodic and regular contact with portfolio company management to discuss financial position, requirements and accomplishments;
   - Periodic and regular formal update interviews with portfolio company management and, if appropriate, the financial or strategic sponsor;
   -   Attendance at and participation in board meetings; and
   - Review of monthly and quarterly financial statements and financial projections for portfolio companies.

Managerial Assistance - As a business development company, we will offer, and in many cases may provide, significant managerial assistance
to our portfolio companies.   This assistance will typically involve
   -   monitoring the operations of our portfolio companies,
   -   participating in their board and management meetings,
   -   consulting with and advising their officers, and
   -   providing other organizational and financial guidance.

Diversification

As a BDC, we must invest at least 70% of our total assets in qualifying assets consisting of investments in eligible portfolio companies and
certain other assets including cash and cash equivalents.   In order to
receive favorable pass-through tax treatment on its distributions to our shareholders, we intend to diversify our pool of investments in such a manner so as to qualify as a diversified closed end management
investment company.   However, because of the limited size of the
funding which is likely to be available to us, we will likely be classified as a non-diversified closed end investment company under the 1940 Act. Until we qualify as a registered investment company, we will not be subject to the diversification requirements applicable to RICs
under the Internal Revenue Code.   Therefore, we will not receive
favorable pass through tax treatment on distributions to our
shareholders.   In the future, we will seek to increase the
diversification of our portfolio so as to make it possible to meet the
RIC diversification requirements, as described below.   We cannot
assure you, however, that we will ever be able to meet those requirements.

To qualify as a RIC, we must meet the issuer diversification standards under the Internal Revenue Code that require that, at the close of each quarter of our taxable year,
   - not more than 25% of the market value of our total assets is invested in the securities of a single issuer, and
   - at least 50% of the market value of our total assets is represented by
          - cash,
          - cash items,
          - government securities,
          - securities of other RICs, and
          - other securities.

Each investment in these other securities is limited so that not more than 5% of the market value of our total assets is invested in the securities of a single issuer and we do not own more than 10% of the
outstanding voting securities of a single issuer.   For purposes of the
diversification requirements under the Internal Revenue Code, the percentage of our total assets invested in securities of a portfolio company will be deemed to refer, in the case of financings in which we commit to provide financing prior to funding the commitment, to the amount of our total assets represented by the value of the securities issued by the eligible portfolio company to us at the time each portion of the commitment is funded.

Investment Amounts

The amount of funds committed to a portfolio company and the ownership percentage received will vary depending on the maturity of the portfolio company, the quality and completeness of the portfolio company's management team, the perceived business opportunity, the capital required compared to existing capital, and the potential
return.   Although investment amounts will vary considerably, we expect that the average investment, including follow-on investments, will be between $250,000 and $1,000,000.

Competition

Our primary competitors to provide financing to target companies will include private equity and venture capital funds, other equity and non-equity based investment funds and investment banks and other sources of financing, including traditional financial services companies such as
commercial banks and specialty finance companies.   Many of these
entities have substantially greater financial and managerial resources
than we will have.   We believe that our competitive advantage with
regard to quality target companies relates to our ability to negotiate flexible terms and to complete our review process on a timely basis.
We cannot assure you that we will be successful in implementing our strategies.

Tax Information

The following is a general summary of certain of the United States Federal income tax laws relating to us and our future investors if any. This discussion is based on the Internal Revenue Code, regulations, published rulings and procedures and court decisions as of the date
hereof.   The tax law, as well as the implementation thereof, is
subject to change, and any such change might interfere with our ability ever to qualify as a RIC or, if we so qualify, to maintain such
qualification.   This discussion does not purport to deal with all of
the United States Federal income tax consequences applicable to us or to all categories of investors, some of whom may be subject to special
rules.   In addition, it does not address state, local, foreign or
other taxes to which we or our investors may be subject, or any proposed changes in applicable tax laws. Investors should consult their tax advisers with respect to an investment in our securities.

Taxation of Asian American as an Ordinary Corporation - We anticipate that, in the future, we will seek to meet the requirements, including diversification requirements, to qualify for the special pass-through status available to RICs under the Internal Revenue Code, and thus to be relieved of Federal income tax on that part of our net investment income and realized capital gains that we distribute to shareholders. Unless and until we meet these requirements, we will be taxed as an ordinary corporation on our taxable income even if that income is distributed to shareholders, and all distributions out of our earnings
and profits will be taxable to shareholders as dividends.    Thus, such
income will be subject to a double layer of tax although corporate
shareholders may be entitled to a dividends-received deduction.   We
cannot assure you that we will ever meet the requirements to qualify as
a RIC.   If we are unable to qualify for treatment as a RIC, we would not be able to deduct distributions to stockholders, nor would they be required to be made.

Taxation of Asian American as a RIC. Consequences of Converting from an Ordinary Corporation to a RIC - In order to qualify as a RIC, we must, at the end of the first year in which we so qualify, have no accumulated earnings and profits from years in which we were not taxed
as a RIC.   To meet this requirement, we must, before the end of the
first year in which we qualify as a RIC, distribute as dividends all of our accumulated earnings and profits.

RIC Qualification Requirements - To qualify as a RIC, we must distribute to our shareholders for each taxable year at least 90% of our investment company taxable income consisting generally of net investment income and net short-term capital gains and must meet several additional requirements. Among the requirements are the following:

We must derive at least 90% of our gross income each taxable year from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or other income derived with respect to our business of investing in securities
   - We must derive less than 30% of its gross income each taxable year from gains from the sale or other disposition of securities held for less than three months;
   - We must diversify our assets so that, at the close of each quarter of our taxable year, not more than 25% of the market value of our total assets is invested in the securities of a single issuer or in the securities of two or more issuers that we control and that are engaged in the same or similar trades or businesses or related trades or businesses, and
   - not own more than 10% of the outstanding voting securities of a single issuer; and at least 50% of the market value of our total assets is represented by cash, cash items, government securities, securities of other RICs and other securities, with each investment in such other securities limited so that not more than 5% of the market value of our total assets is invested in the securities of a single issuer and we do not own more than 10% of the outstanding voting securities of a single issuer; and

We must file an election to be treated as a RIC. If, after initially qualifying as a RIC, we fail to qualify for treatment as a RIC for a taxable year, we would be taxed as an ordinary corporation on our taxable income for that year and all distributions out of our earnings and profits would be taxable to shareholders as dividends (that is, ordinary income). In such a case, there may be substantial tax and other costs associated with re-qualifying as a RIC.

Taxation of Asian American's Shareholders - Dividends paid to shareholders that are attributable to our net investment income will be
taxable to shareholders as ordinary income.   Capital gain
distributions are taxable as long-term capital gains regardless of how
long the shareholder has held our shares.   It is not anticipated that
a significant portion of our dividends will qualify for the dividends-received deduction for corporations.

Distributions are generally taxable to shareholders at the time the
distribution is received.   However, any distribution declared by Asian
American in October, November or December, made payable to shareholders of record in such a month and paid the following January, is deemed to have been paid by Asian American and received by shareholders on
December 31 of the year declared.   This will prevent the application
of the excise tax to Asian American as a result of the delay in the payment of the dividends.

If, for any calendar year, Asian American's total distributions exceed its net investment income and net capital gains, the excess will generally be considered a tax-free return of capital to a shareholder to the extent of the shareholder's adjusted basis in its shares and
then as capital gain.   The amount treated as tax-free return of
capital will reduce the adjusted basis of a shareholder's shares, thereby increasing the potential gain or reducing the potential loss on the sale of the shares.

In general, upon the sale or other disposition of shares, the selling shareholder will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the shares. Any loss realized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical shares within a period beginning 30 days before the disposition of shares and ending 30 days after the disposition. In such case, the basis of the shares acquired will be adjusted to reflect
the disallowed loss.   Gain or loss realized upon a sale of shares
generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the shares were held for more than one year. In addition, if the shares sold were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the shareholder with respect to these shares.

Asian American is required to withhold amounts on distributions to individuals and certain other non-corporate shareholders who do not provide Asian American with a correct taxpayer identification number or who otherwise are subject to backup withholding.

Federal withholding taxes at a rate of 30%, or a lesser treaty rate, may apply to distributions to shareholders who are nonresident aliens
or foreign partnerships, trust or corporations.   The rules governing
United States federal income taxation of foreign shareholders are complex, and prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Individuals and certain other shareholders will be required to include in their gross income an amount of certain Asian American expenses relating to the production of gross income that are allocable to the
shareholder.   These shareholders, therefore, will be deemed to receive
gross income from Asian American in excess of the distributions that
they actually receive.   These allocated expenses may be deductible by
an individual shareholder as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not
exceeding 2% of adjusted gross income.   Asian American will notify
shareholders following the end of each calendar year of the amounts of dividends and capital gain distributions paid or deemed paid during the year.

Tax-Exempt Investors. Qualified plans, individual retirement accounts and investors exempt from taxation under the internal Revenue Code
Section 501(c)(3) are generally exempt from taxation except to the extent that they have unrelated business taxable income, determined in
accordance with Internal Revenue Code Sections 511-514.   If Asian
American qualifies as a RIC, it is likely that distributions to a tax-exempt entity shareholder that are treated as dividends will not be considered UBTI and will therefore be exempt from federal income tax even if Asian American borrows to acquire its investment assets.
Under Section 512(b) of the Internal Revenue Code, UBTI does not
include dividends received by a tax-exempt entity.   As a general rule,
the income tax provisions relating to corporation apply to RICs, unless Subchapter M of the Internal Revenue Code provides otherwise, and thus
Section 512(b) should apply to exclude from UBTI dividends paid by a
RIC to a tax-exempt entity.   This conclusion is also supported by
Revenue Ruling 66-106, which applies Section 512(b) to exclude from UBTI dividends paid to the tax-exempt shareholders of a real estate investment trust, a conduit entity that invests in real estate and is substantially similar to a RIC for tax purposes, on the same theory. However, if a tax-exempt entity borrows money to purchase its shares, a portion of its income from Asian American will constitute UBTI pursuant to the "debt-financed property rules."

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal service organizations that are exempt from taxation under Internal Revenue Code Sections 501(c)(7), (9), (17) and (20), respectively, are subject to different UBTI rules, which generally will require them to characterize
distributions from Asian American as UBTI.   Dividends distributions by
Asian American to a charitable organization that is a private foundation should constitute investment income for purposes of the excise tax on net investment income of private foundations imposed by
Section 4940 of the Internal Revenue Code.

Other Regulatory Matters

We intend to be a business development company under the 1940 Act.
The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, including any investment advisers or sub-advisers, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than interested persons, as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to
200% immediately after each such issuance.   In addition, while any
senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage
ratios at the time of the distribution or repurchase.   We may also
borrow amounts up to 5% of the value of our total assets for temporary
or emergency purposes.   Regulations governing our operation as a BDC
will affect our ability to, and the way in which we raise additional capital, which may expose us to risks, including the typical risks associated with leverage.

Determination of Net Asset Value

The net asset value per share of our outstanding shares of common stock will be determined quarterly, as soon as practicable after, and as of the end of, each calendar quarter, by dividing the value of total assets minus total liabilities by the number of shares outstanding at the date as of which such determination is made.

In calculating the value of our total assets, we will value securities that are publicly traded at the closing price on the valuation date for exchange traded and NASDAQ listed securities or the average of the bid
and asked prices for other securities.   Debt and equity securities
that are not publicly traded will be valued at fair value as determined in good faith by a valuation committee of our board of directors based on the recommendation by our investment adviser and under valuation guidelines adopted by our board of directors, and then approved by our entire board of directors. Initially, the fair value of these
securities will be their original cost.   Debt securities valued at
cost would be revalued for significant events affecting the issuer's performance and equity securities valued at cost would be revalued if significant developments or other factors affecting the investment provide a basis for valuing the security at a price other than cost, such as
   -   results of subsequent financing,
   -   the availability of market quotations,
   -   the portfolio company's operations and
   -   changes in market conditions.

For warrants, our cost usually will be a nominal amount, such as $.01
per share.   Debt securities with remaining maturities of 60 days or
less at the time of purchase will be valued at amortized cost.   Debt
securities which are publicly traded will be valued by using market
quotations obtained from pricing services or dealers.   Our valuation
guidelines will be subject to periodic review by our board of directors and may be revised in light of our experience, regulatory developments or otherwise.

Determination of fair values involves subjective judgment and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Code of Ethics

We will adopt a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts
certain personal securities transactions.   Personnel subject to each
code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

Employees

At July 31, 2005, we had no employees.   Various aspects of due
diligence of prospective portfolio companies and monitoring the activities of portfolio companies will be subcontracted to consultants.

Financial Information

Asian American has not commenced business and has no revenues or assets.

Reports to Security Holders

On the effective date of this registration statement, we will become a reporting company under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting
companies.   These requirements include, at a minimum, the obligation
to file periodic reports with the SEC including an audited financial statement within 90 days of our fiscal year-end, and unaudited, but reviewed by Asian American auditors, financial statements within 45
days of the end of each interim fiscal quarter.   We will also be
required to file current reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets,
or a change of voting control.   We will file these reports
electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system, and they will be accessible to the general public via the SEC's website at http://www.sec.gov.

These reporting requirements will represent a continuing burden on our cash and management resources whether or not we succeed in our business plan. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits we sought to gain by becoming a reporting company.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Trends and Uncertainties. Asian American intends to become a business development company. Inasmuch as a major portion of our activities will relate of venture capital investments and professional management and administration of small businesses, our operations may be adversely affected by competitors such as private equity and venture capital funds, competitors of these small businesses and prolonged recessionary periods.

Results of Operations.   We have not had any revenue since inception.
All of our expenses have been paid by Galaxy Partners Ltd. Corp, a company controlled by James Hogue, an officer, director and principal shareholder of Asian American.

For the three months ended March 31, 2005, Asian American received no
revenues.   Expenses for the three months ended March 31, 2005
decreased to $2,730 from $4,347 for the three months ended March 31,
2004.   Expenses for the three months ended March 31, 2005 consisted of basis operating expenses spent to set up business operations and to
conduct this offering.   The main reason for the decrease was due to a
decrease in management fees, office rent, telephone and other expenses offset by an increase in legal and professional fees from $0 to $1,080. The increase in legal and professional fees was due to the preparation of this offering document.

For the year ended December 31, 2004, Asian American received no
revenues.   Expenses for the year ended December 31, 2004 increased to
$21,197 from $17,835 for the year ended December 31, 2003.   Expenses
for the year ended December 31, 2004 consisted of basis operating
expenses and expenses to conduct this offering.   The main reason for
the increase was due to increase in legal and professional fees from $3,496 to $6,266 and other expenses from $875 to $1,467. The increase in legal and professional fees was due to the preparation of this offering document.

Recent Accounting Pronouncements

No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on Asian American's financial position or reported results of operations.

Risk Factors

1. We are a development stage company with no resources or source of revenues.

We have not yet entered into any financing transactions with any
portfolio companies.   We have no experience relating to the
identification, evaluation and acquisition of target businesses and, accordingly, there is only a limited basis upon which to evaluate our
prospects for achieving our intended business objectives.   To date,
our efforts have been limited primarily to organizational activities
and preparation of this Registration Statement.   We have no resources
and have realized no revenues to date.   In addition, we will not
achieve any revenues until, at the earliest, we are able to obtain funding, make investments and sell our position of securities in an underlying portfolio company for a profit. Asian American will be wholly dependent for the selection, structuring, closing and monitoring of all of its investments on the diligence and skill of its management, acting under the supervision of Asian American's board of directors. None of these individuals has substantial experience in acquiring and investing in growth stage companies, the negotiation of the terms of such investments and the monitoring of such investments after they are
made.   We cannot assure you that Asian American will attain its
investment objective.

2. Investments in Asian American by new shareholders will be diluted immediately.

The present shareholders of Asian American have acquired an interest in Asian American at a total cost substantially less than the total cost the public investors will likely pay for their shares. Therefore, the
public investors will bear most of the risk of loss.   As of July 31,
2005, Asian American has authorized a total of 90,000,000 shares of common stock for issuance and 10,000,000 shares of its preferred stock. As of July 31, 2005, there were 7,730,000 common shares outstanding, all of which were issued to founders in consideration for their services in developing our business concept and plan. All shares were considered issued at their par value.

3. We intend to file notice of intent to elect BDC status that will require us to comply with significant regulatory requirements.

Asian American anticipates filing notice with the Securities and Exchange Commission of our intent to elect in good faith, within 90 days from the date of such filing, to be regulated as a Business Development Company under the 1940 Act and be subject to Sections 54 through 65 of said Act. Upon making this election, Asian American will be required to file a notice of its election and thus will be subject to the provisions of 1940 Act as it applies to BDCs as of the date of
such election.    Thus, prior to filing its notice of election, Asian
American is not subject to the BDC provisions of the 1940 Act.   Being
subject to the BDC provisions requires us to meet significant numbers
of regulatory and financial requirements.   Compliance with these
regulations is expensive and may create financial problems for us in
the future.   These laws and regulations, as well as their
interpretation, may be changed from time to time.   Accordingly, any
change in these laws or regulations could have a material adverse effect on our business.

If we do not remain a business development company, we might be regulated as a closed-end investment company under the 1940 Act, which
would decrease our operating flexibility.   We cannot assure you that
we will successfully retain our BDC status.

BDC Risks

1.   Investing in small and growth stage companies is inherently risky.

Investments in growth stage companies offer the opportunity for
significant gains.   However, each investment involves a high degree of
business and financial risk that can result in substantial losses.

Among these are the risks associated with:
   - investing in companies in an early-stage of development or with little or no operating history,
   - companies operating at a loss or with substantial variations in operating results from period to period, and
   - companies with the need for substantial additional capital to support expansion or to achieve or maintain a competitive position.

These companies may face intense competition, including competition from companies with
   -   greater financial resources,
   - more extensive development, manufacturing, marketing, and service capabilities, and
   -   a larger number of qualified managerial and technical personnel.

Although we intend to mitigate our risk exposure by limiting our investments in early stage companies, we cannot assure you that the portfolio companies in which we choose to place a majority of our investment capital are not facing the same risks of companies that are
inherent in start-up companies.   In addition, growth stage companies
are likely to have a very limited operating history and thus evaluating their worthiness for investment will be more subjective on their future potential for growth and cannot be predicated on operating successes.

2. We will be dependent on the quality and actions of management of portfolio companies

Our success will depend upon the success of the portfolio companies
and, in great part, upon the abilities of their management.   Although
our management expects to provide portfolio companies with assistance (particularly with regard to capital formation, major personnel decisions, and strategic planning), the day-to-day operations will be
controlled by the management of the portfolio companies.   As the
portfolio companies have yet to be identified, investors must rely upon our management to select portfolio companies that have, or can obtain,
the necessary management resources.   Problems may arise at portfolio
companies that local management do not recognize or cannot resolve. In addition, the management of portfolio companies may conceal the existence of problems from us.

3.   Portfolio companies are likely to need additional funding.

We expect that many portfolio companies will require additional
financing to satisfy their working capital requirements.   The amount
of additional financing needed will depend upon the maturity and
objectives of the particular company.   Each round of venture
financing, whether from Asian American or other investors is typically intended to provide a portfolio company with enough capital to reach
the next major valuation milestone.   If the funds provided are not
sufficient, a portfolio company may have to raise additional capital at a price unfavorable to the existing investors, including Asian
American.   The availability of capital is generally a function of
capital market conditions that are beyond the control of Asian American
or any portfolio company.   We cannot assure you that Asian American's
management or the managements of portfolio companies will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available to portfolio
companies from any source.   If funding is not available, some
portfolio companies may be forced to cease operations.

4.   BDC investments are generally illiquid.

We anticipate that most of our holdings in portfolio companies will be
securities that are subject to restrictions on resale.   Generally,
unless the securities are subsequently registered under the 1933 Act, Asian American will not be able to sell these securities unless we meet all of the conditions of Rule 144 or another rule under the 1933 Act
that permits limited sales under specified conditions.   When
restricted securities are sold to the public, Asian American may be deemed an underwriter, or possibly a controlling person, with respect thereto for the purpose of the Securities Act and may be subject to
liability as such under the 1933 Act.   Even if we meet all of the
conditions of the 1933 Act, there may be no market for the securities that we hold. These limitations on liquidity of a BDC's investments could prevent a successful sale thereof, result in delay of any sale, or substantially reduce the amount of proceeds that might otherwise be realized.

5. BDCs generally require substantial amounts of time to realize the benefits from investments.

We anticipate that there will be a significant period of time ranging from one to three years before Asian American has obtained funding and completed the initial selection of portfolio companies for our first
round of equity investments.   Venture capital investments typically
take from four to eight years from the date of initial investment to reach a state of maturity at which liquidation can be considered
practical.   In light of the foregoing, it is unlikely that any
significant distributions of the proceeds from the liquidation of equity investments will be made for several years after inception, if at all.

Risks of Asian American

1.   We have not obtained any source of funding.

We intend to raise our initial capital through the sales of shares of our common stock. The offer and sale of the shares will not be registered under the 1933 Act on the ground that their issuance and sale is exempt from such registration requirements pursuant to
Regulation E of the 1933 Act.   Because the first $5,000,000 raised
will be from shares that will be acquired by investors in transactions involving an exempt public offering pursuant to Regulation E, they will be unrestricted or free-trading securities and may be freely traded, transferred, assigned, pledged or otherwise disposed of at the time of issuance.

We cannot assure you that we will be successful in selling the common shares or, if sold, at what price.

2.   We have not identified any prospective portfolio companies.

We have not made any commitments to any prospective portfolio company. Therefore investors will not have an opportunity to carefully evaluate any of the portfolio companies that we may eventually invest in and such evaluation will be entirely dependent upon our management for
selecting and negotiating with these portfolio companies.   We cannot
assure you that we will locate or successfully negotiate a transaction with a portfolio company.

3. We are likely to incur substantial losses in the first years of operations.

If funding is obtained, it is anticipated that most of such funding, except for operating cash reserves and funds set aside for follow-on investments in then-existing portfolio companies, will be expended or committed within two years, which is expected to be prior to the
receipt of any substantial realized gains by Asian American.   Our
management anticipates that we and a number of the portfolio companies will sustain substantial losses in the initial years of operation. It is possible that these losses may never be recovered. We cannot assure you that we will ever be profitable.

4.   We are totally reliant on management.

We will be wholly dependent for the selection, structuring, closing and monitoring of all of our investments on the diligence and skill of our management, acting under the supervision of Asian American's board of
directors.   None of these individuals have substantial experience in
acquiring and investing in growth stage companies, the negotiation of the terms of such investments and the monitoring of such investments after they are made.

In addition, we will engage outside consultants and professionals known to management to assist in evaluating and monitoring portfolio companies and maintaining regulatory compliance.

We cannot assure you that we will attain our investment objective.

5. We have broad discretionary use of the proceeds from any funding that we obtain.

Our management has broad discretion with respect to the specific application of the net proceeds of any funding that we obtain, although substantially all of the net proceeds from any offering is intended to be applied for investments in eligible portfolio companies which satisfy Asian American's investment criteria.

6. We will be confronted by competition from entities having substantially greater resources and experience.

Other entities and individuals compete for investments similar to those proposed to be made by Asian American, many of whom will have greater
financial and management resources than Asian American.   Furthermore,
Asian American must comply with provisions of the 1940 Act pertaining to BDCs and, if Asian American qualifies as a RIC, provisions of the Internal Revenue Code pertaining to RICs might restrict Asian
American's flexibility as compared with its competitors.   The need to
compete for investment opportunities may make it necessary for us to offer portfolio companies more attractive transaction terms than otherwise might be the case. These factors may prevent us from ever becoming profitable.

7. We are unlikely to qualify for the income tax benefits offered to RICs.

We will be classified as a non-diversified investment company under the
1940 Act.   We will not be subject to the diversification requirements
applicable to RICs under the Internal Revenue Code.   Therefore, we
will not receive favorable pass through tax treatment on distributions
to our shareholders.   This means that we will be taxed as an ordinary
corporation on our taxable income even if that income is distributed to shareholders, and all distributions out of our earnings and profits
will be taxable to shareholders as dividends.   Thus, this income will
be subject to a double layer of tax

8. Distributions to shareholders may never equal the amount invested by the shareholders.

We cannot assure you that any distributions to shareholders will be made by Asian American or that aggregate distributions, if any, will
equal or exceed the shareholders' investment in Asian American.   Sales
of portfolio company securities will be the principal source of
distributable cash to shareholders.    The directors have absolute
discretion in the timing of distributions to shareholders.   Securities
acquired by Asian American through equity investments will be held by Asian American and will be sold or distributed at the sole discretion of the directors.

9. We indemnify officers and directors to the maximum extent permitted by Nevada law.

Our articles of incorporation provide for indemnification of directors, officers, employees and agents of Asian American to the full extent permitted by Nevada law and the 1940 Act.

10. There are significant potential conflicts of interest, which could impact our investment returns

Our executive officer(s) and director(s) serve or may serve as officers and directors of entities who operate in the same or related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. In addition, they may not be available to us if there are time conflicts involving other entities.

11. Our common stock has no prior trading market or liquidity, and we cannot assure you that any trading market will develop.

Prior to the date of this registration statement, there has not been
any established trading market for our common stock.    If we reach a
point where we have a sufficient number of shareholders, of which we cannot assure you, we will attempt to locate a market maker to file an application to quote the shares of our common stock on the OTCBB or a similar quotation service, although we cannot assure you as to the
timing of that application or the likelihood of it being accepted.   If
the application is accepted, we cannot predict the extent to which investor interest in Asian American will lead to the development of an
active, liquid trading market.   Active trading markets generally
result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for
the common stock.   Either of these factors could adversely affect the
liquidity and trading price of our common stock.   Also, the stock
market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many
companies.   At times, this volatility has been unrelated to the
operating performance of particular companies.   These broad market and
industry fluctuations may adversely affect the trading price of the common stock, regardless of our actual operating performance.

12.   The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, which may adversely affect our ability to raise capital through future equity
financings.   These factors, many over which we have no control and
that may not be directly related to us, include the following:
   - significant volatility in the market price and trading volume of securities of closed-end investment companies, business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;
   - changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
   -   a loss of BDC status;
   -   changes in earnings or variations in operating results;
   -   changes in the value of our portfolio of investments;
   - any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
   -   departure of key personnel;

   -   potential legal and regulatory matters;
   -   operating performance of companies comparable to us; and
   -   general economic trends and other external factors.

13. Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock

If a market does develop for our shares of common stock, of which we can make no assurances, subsequent sales of substantial amounts of our common stock or the availability of such shares for sale, could adversely affect the prevailing market price for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so.

We are authorized to issue up to 90,000,000 shares of common stock, par
value $.0001 per share.   Our board of directors has authority, without
action or vote of the shareholders, to issue all or part of the
authorized but unissued shares.   Any such issuance will dilute the
percentage ownership of shareholders and may further dilute the book
value of the common stock.   These issuances may also serve to enhance
existing management's ability to maintain control of Asian American.


ITEM 3. DESCRIPTION OF PROPERTY

Our corporate offices are located at 671 Heinz Parkway, Estes Park,
Colorado 80517.   These offices consist of 500 square feet and are
provided free of charge from James Hogue, an officer and director.

Asian American has not commenced business and has no assets. We anticipate that Asian American's principal assets following commencement of operations will be securities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of July 31, 2005, we had 7,730,000 shares of common stock
outstanding that are held by one shareholder.   The chart below sets
forth the ownership, or claimed ownership, of certain individuals and
entities.   This chart discloses those persons known by the board of
directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of July 31, 2005; of all directors and executive officers of Asian American; and of our directors and officers as a group.

Name and Address of           Number of Shares
Beneficial Owner           Beneficially Owned       Percent of Class
James E. Hogue
671 Heinz Parkway
Estes Park, CO 80517          5,000,000                   64.68%


James Phillips
6801 Sanger Avenue
Suite 101
Waco, TZ 76710                  500,000                    6.5%

John M. Thompson, III
7801 Bayshore Court
Fort Worth, TX 76179            500,000                    6.5%

Officers and Directors
as a group (3 members)        6,000,000                   77.62%

Ted R. Hogue
9427 Covemeadow
Dallas TX                       500,000                    6.5%

1. Unless otherwise indicated, Asian American believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the
exercise of options, warrants or convertible securities.   Each
beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised

Additionally, as of July 31, 2005, Asian American has 5,230,000 warrants outstanding. Each warrant is exercisable for a period of 5 years into one common share of Asian American at the exercise price of
$.001.   The chart below sets forth the ownership, or claimed
ownership, of certain individuals and entities.   This chart discloses
those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding warrants as of July 31, 2005; of all directors and executive officers of Asian American; and of our directors and officers as a group.

Name and Address of           Number of Shares
Beneficial Owner           Beneficially Owned       Percent of Class
James E. Hogue
671 Heinz Parkway
Estes Park, CO 80517          2,500,000                   47.80%

James Phillips
6801 Sanger Avenue
Suite 101
Waco, TZ 76710                  500,000                    9.56%

John M. Thompson, III
7801 Bayshore Court
Fort Worth, TX 76179            500,000                    9.56%


Officers and Directors
as a group (3 members)        3,500,000                   66.92%

Ted R. Hogue
9427 Covemeadow
Dallas TX                       500,000                    9.56%

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

Our management consists of:

Name                     Age               Title

James E. Hogue           68             President/CEO
                                       Chairman of the Board

James R. Phillips        57           Vice President/Secretary/
                                       Treasurer and Director

John M. Thompson, III    64            Chief Financial Officer/
                                       Chief Marketing Officer/
                                               Director

James E. Hogue.   Mr. Hogue has served as chairman and president of
Asian American since inception.    Since 1991, Mr. Hogue has serviced
as president of Martex Oil and Gas, Inc.   From 1996 to 1999, Mr. Hogue
became president, chief operating officer and a director of Cotton Valley Resources Corporation, a publicly traded AMEX company (KTN).
Mr. Hogue has served as chairman, president and chief financial officer of Galaxy Partners Ltd. Corporation, a consulting firm, since 1995.

James R. Phillips, Jr.   Mr. Phillips has served as vice president,
secretary, treasurer and director of Asian American since March 2005. From 1993 to 2004, Mr. Phillips was a financial consultant, registered investment advisor of Raymond James and Associates, Inc., Waco, Texas.

Mr. Phillips holds the following business registrations/licenses:
   -   Registered Representative Securities Industry,
   -   Registered Investment Advisor
   -   Securities Licensing Series Seven
   -   Securities Licensing Series Six
   -   Commodities Licensed, and
   -   Insurance and Annuities Licensed

Mr. Phillips graduated from Texas Tech University in 1970 with a
Bachelor of Business Administration in Finance & Banking.

John M. Thompson, III.   Mr. Thompson has been chief financial officer,
chief marketing officer and director of Asian American since March
2005, 2005.   Mr. Thompson has been a professor at Texas Christian
University from 1979 to present.   Mr. Thompson has been a principal of
Loucks, Thompson, Starling & Associates, a consulting firm from 1980 to
present.   Mr. Thompson graduated from Texas Christian University in
1963 with a Bachelor of Science in commerce.   Mr. Thompson obtained a
Master of Business Administration from Texas Christian University in
1969.

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have
been elected and have been qualified.   All officers are appointed
annually by the board of directors and, subject to existing employment
agreements, serve at the discretion of the board.   Currently,
directors receive no compensation.

Committees of the Board of Directors

Concurrent with having sufficient members and resources, the Asian American board of directors will establish an audit committee,
investment committee and a compensation committee.   The audit
committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate
the system of internal controls.   The investment committee will review
and approve all investments in excess of $25,000 and assist in determining the carrying values of portfolio investments. The compensation committee will manage the stock option plan and review and
recommend compensation arrangements for the officers.   No final
determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

All directors will be reimbursed by Asian American for any expenses incurred in attending directors' meetings provided that Asian American has the resources to pay these fees. Asian American will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Stock Option Plan

Pursuant to the May 1, 2005 board of directors' approval and subsequent stockholder approval, we adopted our 2005 Non-Statutory Stock Option Plan whereby Asian American reserved for issuance up to 5,000,000 shares of its common stock.

Management intends to issue options under the plan to certain current members of its management team as well as other persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $.001 per share for a period of five years from the date of issuance.

As previously indicated, the board of directors, on May 1, 2005, adopted the plan so as to provide a long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of Asian
American and its subsidiaries, if any.   The board of directors
believes that Asian American's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the plan is intended to provide Asian American with maximum flexibility to
compensate plan participants.   It is expected that such flexibility
will be an integral part of Asian American's policy to encourage employees, non- employee directors, consultants, attorneys and advisors
to focus on the long-term growth of stockholder value.   The board of
directors believes that important advantages to Asian American are gained by an option program such as the plan which includes incentives for motivating employees of Asian American, while at the same time promoting a closer identity of interest between employees,
   -   non-employee directors,
   -   consultants,
   -   attorneys, and
   -   advisors on the one hand,
   -   and the stockholders on the other.

The principal terms of the plan are summarized below, however it is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the plan.

Summary Description of the Asian American, Inc. 2005 Non-Statutory Stock Option Plan

The purpose of the plan is to provide directors, officers and employees of, consultants, attorneys and advisors to Asian American and its subsidiaries, if any, with additional incentives by increasing their
ownership interest in Asian American.   Directors, officers and other
employees of Asian American and its subsidiaries are eligible to
participate in the plan.   Options in the form of Non-Statutory Stock
Options may also be granted to directors who are not employed by Asian American and consultants, attorneys and advisors to Asian American providing valuable services to Asian American and its subsidiaries.
In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to Asian American and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor
and/or consultant status.   The plan provides for the issuance of NSO's
only, which are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended.

The board of directors of Asian American or a compensation committee will administer the plan with the discretion generally to determine the terms of any option grant, including the:
   -   exercise price,
   -   number of option shares,
   -   term,
   -   vesting schedule, and
   -   the post-termination exercise period.

 Notwithstanding this discretion:
   -   the term of any option may not exceed 10 years, and
   -   an option will terminate as follows:

   - if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter;
   - if such termination is on account of death, such options shall terminate 15 months thereafter; and
   - if such termination is for cause (as determined by the board of directors and/or compensation committee), such options shall terminate immediately.

Unless otherwise determined by the board of directors or compensation committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10% of the fair market value of
the common stock on the date such option is granted.   No NSO shall be
assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

The plan may be amended, altered, suspended, discontinued or terminated by the board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the common
stock is then listed or quoted.   Thus, stockholder approval will not
necessarily be required for amendments which might increase the cost of the plan or broaden eligibility except that no amendment or alteration to the plan shall be made without the approval of stockholders which would:

   - increase the total number of shares reserved for the purposes of the plan or decrease the NSO price (except as provided in paragraph 9 of the plan) or change the classes of persons eligible to participate in the plan, or
   -   extend the NSO period, or
   - materially increase the benefits accruing to plan participants, or
   - materially modify plan participation eligibility requirements, or
   -   extend the expiration date of the plan.

Unless otherwise indicated the plan will remain in effect until terminated by the board of directors.

Executive Compensation

No officer, director or employee has received any cash compensation to date, and no director, officer or employee has a contract or commitment
to receive annual compensation in excess of $100,000.   Each officer
and director will be paid a negotiated percentage of profits for the
events that they arrange.   They will receive no other compensation
from us until we are operating profitably.

Conflicts of Interest

None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business
activities.   In the course of their other business activities, certain
key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other
entities with which they are affiliated.    As such, they may have
conflicts of interest in determining to which entity a particular business opportunity should be presented.

Each officer and director is, so long as he is officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated
with on an equal basis.   A breach of this requirement will be a breach
of the fiduciary duties of the officer or director.   If we or the
companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the
opportunity.    However, the officer or director may still take
advantage of opportunities if we should decline to do so.   Except as
set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Purchase of Wiltex common stock.   In exchange for the issuance of
10,000 shares of Asian American's common stock upon the initial stock issuance, Asian American received 5,000,000 shares of common stock (representing 99.2 percent) of Wiltex A, Inc. ("Wiltex" another shell company) valued at $960 and a receivable from Galaxy Partners LTD Corp of $40. The $960 value assigned to Wiltex represented Asian American's portion of the book value of Wiltex on the date of contribution. On August 26, 2004, Asian American sold 4,200,000 shares of Wiltex for $50,000 and recognized a gain on the sale in the amount of $63,309.
The $50,000 proceeds from the sale were used to reduce the note payable to Galaxy. At March 31, 2005, Asian American owned 800,000 shares of Wiltex (representing 15.9 percent of the ownership interest in Wiltex). As a result of Wiltex's accumulated losses, the investment in Wiltex has been reduced to zero in the accompanying balance sheet at December 31, 2004 and March 31, 2005. These common shares were subsequently transferred to James E. Hogue for $10 and other consideration.

Note Payable to Related Party.   Asian American has a note payable to
related party due to Galaxy partners LTD, a company owned by James Hogue, an officer, director and sole shareholder of Asian American.
The notes payable represents amounts paid by Galaxy for general and administrative expenses on behalf of Asian American. The note is due on demand and bears interest at the rate of 8 percent calculated on the
average outstanding monthly balance.    Management is of the opinion
that the terms of these notes is as favorable as Asian American could obtain from a non-related party.

The $50,000 received from the sale of Wiltex was received by Galaxy and
was used to reduce the amount owed by the Company to Galaxy.   As of
March 31, 2005, the amount owing on the note payable to related party was $18,942.

As it relates to the issuance of Asian American shares and/or options to its officers and directors, reference is made to Part 1, Item 4,
Part 5, subheading entitled Stock Option Plan as well as part II, Item
4 hereto.

ITEM 8.   DESCRIPTION OF SECURITIES

Introduction

Asian American is authorized to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Preferred Stock

Asian American's certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, Asian American's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect
the rights of the holders of the common stock.   Although Asian
American has no present intention to issue any shares of preferred stock, we cannot assure you that Asian American will not do so in the future.

Common Stock

There are 7,730,000 shares of common stock issued and outstanding at
July 31, 2005 held by 18 shareholders.   The holders of Asian
American's common stock:
   - have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;
   - are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
   - do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and
   - are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Nevada law does not require stockholder approval for any issuance of
authorized shares.   However, the marketplace rules of the Nasdaq,
which would apply only if Asian American's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of Asian American, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of Asian American to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Asian American by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Asian American's management and possibly deprive the stockholders of opportunities to sell their shares of Asian American common stock at prices higher than prevailing market prices.

No Preemptive Rights

No holder of any class of stock of Asian American has any preemptive right to subscribe to any securities of Asian American of any kind or class.

Shareholder Matters

As a Nevada corporation, we are subject to the Nevada Revised Statutes. Certain provisions of Nevada law create rights that might be deemed
material to our shareholders.   Other provisions might delay or make
more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

Dissenters' Rights.   Among the rights granted under Nevada law that
might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares. This right is subject to exceptions, summarized below, and arises in
the event of mergers or plans of exchange.   This right normally
applies if shareholder approval of the corporate action is required either by Nevada law or by the terms of the articles of incorporation.

A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are:
   -   listed on a national securities exchange,
   -   included in the national market system by the National
Association of Securities Dealers, or
   -   held of record by not less than 2,000 holders.

This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Inspection Rights.   Nevada law also specifies that shareholders are to
have the right to inspect company records   This right extends to any
person who has been a shareholder of record for at least six months
immediately preceding his demand.   It also extends to any person
holding, or authorized in writing by the holders of, at least 5% of
outstanding shares.   Shareholders having this right are to be granted
inspection rights upon five days' written notice.   The records covered
by this right include official copies of:
   -   the articles of incorporation, and all amendments thereto,
   -   bylaws and all amendments thereto; and
   - a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them, respectively.

In lieu of the stock ledger or duplicate stock ledger, Nevada law provides that the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

Control Share Acquisitions.   Sections 78.378 to 78.3793 of Nevada law
contain provisions that may prevent any person acquiring a controlling interest in a Nevada-registered company from exercising voting rights. To the extent that these rights support the voting power of minority
shareholders, these rights may also be deemed material.   These
provisions will be applicable to us when we have 200 shareholders of record with at least 100 of these having addresses in Nevada as reflected on our stock ledger. While we do not now have the required number of shareholders in Nevada or elsewhere, it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified
under these provisions of Nevada law.    Shareholders can learn this
information pursuant to the inspection rights described above and can see the number of our shareholders of record by checking under Item 5
of our annual reports on Form 10-KSB.   This form is filed with the
Securities and Exchange Commission within 90 days of the close of each fiscal year once we become subject to '34 Act reporting requirements which will occur sixty (60) days from the date of the initial filing of
this registration statement.   You can view these and our other filings
at www.sec.gov in the EDGAR database.

Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the
acquiring person.   If the acquiring person's shares are accorded full
voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair
value of their shares, and we must comply with the demand.   An
acquiring person means any person who, individually or acting with others, acquires or offers to acquire, directly or indirectly, a
controlling interest in our shares.   Controlling interest means the
ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with others, directly or indirectly, to exercise one-fifth or more but fewer than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors.
Voting rights must be given by a majority of our disinterested
shareholders as each threshold is reached or exceeded.   Control shares
means Asian American's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply.

According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of Asian American and our shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our articles of incorporation or bylaws relating to the acquisition of a controlling interest in Asian American.

Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by NRS 78.378 to 78.3793, nor do they impose any more stringent requirements.

Certain Business Combinations.   Sections 78.411 to 78.444 of the
Nevada law may restrict our ability to engage in a wide variety of
transactions with an interested shareholder.   As was discussed above
in connection with NRS 78.378 to 78.3793, these provisions could be considered material to our shareholders, particularly to minority
shareholders.   They might also have the effect of delaying or making
more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under Section 12 of the 1934 Securities Exchange Act, unless
Asian American's articles of incorporation provide otherwise.   By this
registration statement, we are registering our common stock under
Section 12(g) of the Exchange Act.   Accordingly, upon the
effectiveness of this registration statement on Form 10-SB (which automatically occurs 60 days from initial filing of this registration statement) we will be subject to these statutes as our Articles of Incorporation do not exempt us from them.

These provisions of Nevada law prohibit us from engaging in any combination with an interested stockholder for three years after the interested stockholder acquired the shares that cause him to become an interested shareholder, unless he had prior approval of our board of
directors.   The term combination is described in NRS 78.416 and
includes, among other things, mergers, sales or purchases of assets,
and issuances or reclassifications of securities.   If the combination
did not have prior approval, the interested shareholder may proceed after the three-year period only if the shareholder receives approval from a majority of our disinterested shares or the offer meets the
requirements for fairness that are specified in NRS 78.441-42.   For
the above provisions, resident domestic corporation means a Nevada
corporation that has 200 or more shareholders.   An interested
stockholder is defined in NSR 78.423 as someone who is either:
   - the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding voting shares; or

   - our affiliate or associate and who within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding shares at that time.

Directors' Duties.    Section 78.138 of the Nevada law allows our
directors and officers, in exercising their powers to further our interests, to consider the interests of our employees, suppliers,
creditors and customers.   They can also consider the economy of the
state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued
independence.   Our directors may resist a change or potential change
in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest.

Our board of directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection

Amendments to Bylaws - Our articles of incorporation provide that the power to adopt, alter, amend, or repeal our bylaws is vested exclusively with the board of directors. In exercising this discretion, our board of directors could conceivably alter our bylaws in ways that would affect the rights of our shareholders and the ability of any shareholder or group to effect a change in our control; however, the board would not have the right to do so in a way that would violate law or the applicable terms of our articles of incorporation.

Quoting and Trading of Asian American's Common Stock

Prior to the date of this registration statement, there has not been any established trading market for Asian American's common stock. Application will be made to quote the shares of Asian American's common stock on the OTCBB or similar quotation service when we have a
sufficient number of shareholders, if ever.   We cannot assure you as
to whether our application will be accepted or, if accepted, the prices at which Asian American's common stock will trade if a trading market
develops, of which we can provide no assurances.   Until Asian
American's common stock is fully distributed and an orderly market develops, if ever, in Asian American's common stock, the price at which
it trades is likely to fluctuate significantly.   Prices for Asian
American's common stock will be determined in the marketplace and may be influenced by many factors, including:
    - the depth and liquidity of the market for shares of Asian American's common stock,
   - developments affecting the businesses of Asian American generally,
   -   investor perception of Asian American, and
   -   general economic and market conditions.

We cannot assure you that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

Until Asian American's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets that are commonly referred to as the
pink sheets or on the OTCBB.   As a result, an investor may find it
difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

SEC Rule 15g-9 establishes the definition of a penny stock for purposes relevant to Asian American, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less
than $5.00 per share, subject to a limited number of exceptions.   It
is likely that our shares will be considered to be penny stocks.   For
any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:
   - the basis on which the broker or dealer made the suitability determination and
   - that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Rule 144 Sales

All of the outstanding shares of common stock held by present stockholders are restricted securities within the meaning of Rule 144 under the 1933 Act, as amended

As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as
required under applicable state securities laws.   Rule 144 provides in
essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not
exceed 1.0% of a company's outstanding common stock   The alternative
average weekly trading volume during the four calendar weeks prior to the sale is not available to Asian American shareholders being that neither the OTCBB or pink sheets is an automated quotation system and, accordingly, market based volume limitations are not available for
securities quoted only over the OTCBB or on the pink sheets.   As a
result of revisions to Rule 144 that became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have
been held by the owner for a period of two years.   A sale under Rule
144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of common stock of present stockholders, may have a depressive effect upon the price of
the common stock in any market that may develop.   The 5,000,000 shares
of common stock outstanding were issued on 2002 and, accordingly, are available for re-sale pursuant to Rule 144.

Regulation E

As a BDC, we may issue shares that will not be registered under the 1933 Act because their issuance and sale is exempt from such registration requirements pursuant to Regulation E of the 1933 Act. Because the first $5,000,000 that we raise will be from shares that will be acquired by investors in transactions involving an exempt public offering pursuant to Regulation E, such shares will be unrestricted or free-trading securities and may be freely traded, transferred, assigned, pledged or otherwise disposed of at the time of issuance.

Blue Sky Considerations

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the
securities.   Accordingly, investors should consider the secondary
market for Asian American's securities to be a limited one.

                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no current market for the shares of our common stock.   We
cannot assure you that a liquid market will develop in the foreseeable
future.   Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign
jurisdictions.   Consequently, investors may not be able to liquidate
their investments and should be prepared to hold the common stock for an indefinite period of time.

We have never paid any cash dividends on shares of our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

ITEM 2. LEGAL PROCEEDINGS.

We are not involved in any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have no disagreements with our accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In March of 2005, in connection with the change in authorized capital stock Asian American canceled the initial 10,000 shares issued to James Hogue, an officer and director and a new certificate for 5,000,000 shares was issued to Mr. Hogue.

In July 2005, Asian American issued to following common shares and warrants to the following for services rendered valued at $.001 per common share:

Name                     Common Shares            Warrants
James E. Hogue(1)                                2,500,000
John Thompson(1)             500,000               500,000
James R. Phillips(1)         500,000               500,000
Ted R. Hogue                 500,000               500,000
Jody Walker                  500,000               500,000
Julia Fjeldheim              150,000               150,000
Gary Byrant                   50,000                50,000
Cherry Kau                    25,000                25,000
Alan Kau                      25,000                25,000
John Schlensker               50,000                50,000
Ed Lonergan                   50,000                50,000
The Wells Group               50,000                50,000
BMI, Co.                      50,000                50,000
Traci Lin Cuffinan            10,000                10,000

Texita Trust                  10,000                10,000
G. Alfred Roensch Trust       10,000                10,000
Art Stone                    225,000               225,000
Daniel Jay Jones              25,000                25,000

Messrs. Hogue, Thompson and Phillips are officers and director of Asian
American.

This issuance of common stock and warrants were made to no more than 25 sophisticated investors pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Asian American's certificate of incorporation provides that Asian American shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada as set forth in Nevada
Revised Statutes Chapter 78.   Asian American's certificate of
incorporation, as amended, also provides that a director of Asian American shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

Asian American has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in
the1933 Act and is, therefore, unenforceable.   In the event that a
claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Asian American will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                      PART III


(a) Financial statements filed as part of the Registration Statement

Independent Auditors' Report
Balance Sheet
Statement of Operations
Statements of Cash Flows
Statement of Stockholders' Equity
Notes to the Financial Statements.

                     Killman, Murrell & Company P.C.
                      Certified Public Accountants

3300 N. A Street, Bldg 4, Ste 200     1931 E 37th Street, Suite 7     2626 Royal Circle
Midland, TX  79705                    Odessa, TX  76762               Kingwood, TX  7339
(432) 686-9381                        (432) 363-0067                  (281) 359-7224
Fax (432) 684-6722                    Fax (432) 363-0376              Fax (281) 359-7112


        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Stockholder and Board of Directors
Asian American Business Development Company
Esters Park, Colorado


We have audited the accompanying balance sheets of Asian American Business Development Company (a developmental stage company) as of December 31, 2003 and 2004 and the related statements of operations, stockholder's deficit and cash flows for the years ended December 31, 2003 and 2004 and for the period from February 12, 2002 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asian American Business Development Company (a developmental stage company) at December 31, 2003 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2004, and for the period from February 12, 2002 (inception) to December 31, 2004, in conformity with United States generally accepted accounting principles.


/s/Killman, Murrell & Company, P.C.
Houston, Texas
May 27, 2005

              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                            BALANCE SHEETS

                                ASSETS

                                                       December 31,        March 31,
                                                    2003         2004         2005
                                                 ----------   ----------   ----------
OTHER ASSETS                                                               (Unaudited)
  Investment in Wiltex A, Inc.                   $        -   $        -   $        -
                                                 ----------   ----------   ----------

    TOTAL ASSETS                                 $        -   $        -   $        -
                                                 ==========   ==========   ==========

                 LIABILITES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
  Notes Payable to Related Party                 $   42,047   $   15,876   $   18,942
  Net Liabilities of Discontinued Operations         10,847            -            -
                                                 ----------   ----------   ----------

    TOTAL CURRENT LIABILITIES                        52,894       15,876       18,942
                                                 ----------   ----------   ----------

STOCKHOLDER'S DEFICIT
  Series A Preferred Stock. $.0001 Par Value,
   Authorized 10,000,000 Shares, None Issued              -            -            -
  Common Stock, $.0001 Par Value, Authorized
   90,000,000 Shares, Issued and
   Outstanding 5,000,000                                500          500          500
  Additional Paid-In-Capital                            500          500          500
  Retained Deficit                                  (53,894)     (16,876)     (19,942)
                                                 ----------   ----------   ----------

    TOTAL STOCKHOLDER'S DEFICIT                     (52,894)     (15,876)     (18,942)
                                                 ----------   ----------   ----------

    TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT  $        -   $        -   $        -
                                                 ==========   ==========   ==========




The accompanying notes are an integral part of these financial statements.

              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                       STATEMENTS OF OPERATIONS

                                                   February 12,
                                                       2002
                                                  (Inception) to    Three Months Ended
                          Year Ended December 31,  December 31,         March 31,
                             2003         2004         2004         2004         2005
                          ----------   ----------   ----------   ----------   ----------
EXPENSES                                                         (Unaudited)  (Unaudited)
  General and Admin
   Expenses                  (17,835)  $  (21,197)  $  (60,017)  $   (4,347)  $   (2,730)
  Interest Expense            (2,453)      (2,632)      (5,899)        (885)        (336)
                          ----------   ----------   ----------   ----------   ----------
    LOSS FROM CONTINUING
     OPERATIONS              (20,288)     (23,829)     (65,916)      (5,232)      (3,066)

INCOME TAXES                       -        7,356        7,356            -            -
                          ----------   ----------   ----------   ----------   ----------
    NET LOSS FROM
     CONTINUING OPERATIONS   (20,288)     (16,473)     (58,560)      (5,232)      (3,066)
                          ----------   ----------   ----------   ----------   ----------

DISCONTINUED OPERATIONS
  Operating Loss From
   Discontinued Operations   (11,727)      (2,462)     (14,269)        (912)           -
  Gain on Sale of
   Discontinued Operations         -       63,309       63,309            -            -
  Income Tax Expense (Benefit)     -       (7,356)      (7,356)           -            -
                          ----------   ----------   ----------   ----------   ----------
    INCOME (LOSS) FROM
    DISCONTINUED
    OPERATIONS               (11,727)      53,491       41,684         (912)           -
                          ----------   ----------   ----------   ----------   ----------
    NET INCOME            $  (32,015)  $   37,018   $  (16,876)  $   (6,144)  $   (3,066)
                          ==========   ==========   ==========   ==========   ==========

NET GAIN (LOSS) PER SHARE
  From Continuing
   Operations             $    (0.01)  $     0.00   $    (0.01)  $     0.00  $      0.00
  From Discontinued
   Operations                   0.00         0.01         0.01         0.00         0.00
                          ----------   ----------   ----------   ----------   ----------
                          $    (0.01)  $     0.01   $     0.00   $     0.00   $     0.00
                          ==========   ==========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING              5,000,000    5,000,000    5,000,000    5,000,000    5,000,000
                          ==========   ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDER'S DEFICIT

                                                                Accumulated
                                                                  Deficit
                                                    Additional     During
                            Common                    Paid -    Developmental
                            Shares      Par Value   In Capital      Stage         Total
                          ----------   ----------   ----------   ----------   ----------
BALANCE, February 12, 2002
  (Inception)                      -   $        -   $        -   $        -   $        -
  Issuance of Common Stock    10,000        1,000            -            -        1,000

  Issuance of Additional
  Shares and Change in
  Par Value, March 2005    4,990,000         (500)         500            -            -

  Net Loss                         -            -            -      (21,879)     (21,879)
                          ----------   ----------   ----------   ----------   ----------

BALANCE, Dec 31, 2002      5,000,000          500          500      (21,879)     (20,879)
  Net Loss                         -            -            -      (32,015)     (32,015)
                          ----------   ----------   ----------   ----------   ----------

BALANCE, Dec 31, 2003      5,000,000          500          500      (53,894)     (52,894)
  Net Income                       -            -            -       37,018       37,018
                          ----------   ----------   ----------   ----------   ----------

BALANCE, Dec 31, 2004      5,000,000          500          500      (16,876)     (15,876)
  Net Loss                         -            -            -       (3,066)      (3,066)
                          ----------   ----------   ----------   ----------   ----------
BALANCE, March 31, 2005
  (Unaudited)              5,000,000   $      500   $      500   $  (19,942)  $  (18,942)
                          ==========   ==========   ==========   ==========   ==========




The accompanying notes are an integral part of these financial statements.

              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                       STATEMENTS OF CASH FLOWS

                                                   February 12,
                                                       2002
                                                  (Inception) to    Three Months Ended
                          Year Ended December 31,  December 31,         March 31,
                             2003         2004         2004         2004         2005
                          ----------   ----------   ----------   ----------   ----------
                                                                 (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES
  Net Income Loss from
   Continuing Operations  $  (20,288)  $  (16,473)  $  (58,560)  $   (5,232)  $   (3,066)
  Adjustment to Reconcile
   Net Loss To Net Cash
   Used by Continuing
   Operating Activities
   Deferred Tax Expense            -       (7,356)      (7,356)           -            -
  Change in Current
   Liabilities Note
   Payable to Related
   Party                      20,288      (26,171)      16,876        5,232        3,066
                          ----------   ----------   ----------   ----------   ----------
    NET CASH FLOWS USED BY
    CONTINUING OPERATIONS          -      (50,000)     (49,040)           -            -

    NET CASH FLOWS PROVIDED
    BY DISCONTINUED                -       50,000       49,040            -            -
                          ----------   ----------   ----------   ----------   ----------
    NET CASH USED BY
    OPERATING ACTIVITIES           -            -            -            -            -
                          ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)
IN CASH                            -            -            -            -            -
                          ----------   ----------   ----------   ----------   ----------
CASH AT BEGINNING OF PERIOD        -            -            -            -            -
                          ----------   ----------   ----------   ----------   ----------
CASH AT END OF PERIOD     $        -   $        -   $        -   $        -   $        -
                          ==========   ==========   ==========   ==========   ==========

SUPPLEMENTAL CASH
FLOW DISCLOSURES
  Cash Paid During the
   Period For:
    Interest              $    2,453   $    2,632   $    5,899   $      885   $      336
                          ==========   ==========   ==========   ==========   ==========
    Income Taxes          $        -   $        -   $        -   $        -   $        -
                          ==========   ==========   ==========   ==========   ==========





              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                       STATEMENTS OF CASH FLOWS
                             (Continued)

                                                   February 12,
                                                       2002
                                                  (Inception) to    Three Months Ended
                          Year Ended December 31,  December 31,         March 31,
                             2003         2004         2004         2004         2005
                          ----------   ----------   ----------   ----------   ----------
                                                                 (Unaudited)  (Unaudited)
NON-CASH INVESTING AND
FINANCING ACTIVITIES
  Common Stock Issued for
   Reduction in Related
   Party Payable          $        -   $        -   $       40   $        -   $        -
  Common Stock Issued
   for Investment in
   Wiltex A, Inc.                  -            -          960            -            -
  Investment in Wiltex A, Inc      -            -       (1,000)           -            -
                          ----------   ----------   ----------   ----------   ----------
                          $        -   $        -   $        -   $        -   $        -
                          ==========   ==========   ==========   ==========   ==========





The accompanying notes are an integral part of these financial statements.

              ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY
                    (A DEVELOPMENTAL STAGE COMPANY)
                     NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 2003 AND 2004
        (INCLUDING AMOUNTS APPLICABLE TO THE UNAUDITED PERIODS)


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Asian American Business Development Company ("Company") was incorporated in the State of Nevada on February 12, 2002 as Wiltex First, Inc. On March 10, 2005, the Company filed a certificate of amendment with the State of Nevada changing its name to Asian American Business Development Company. The Company has elected to prepare its financial statements in accordance with generally accepted accounting principles (United States) and has selected December 31, as its year end.

The financial statements include the accounts of the Company and its majority owned subsidiary, Wiltex A, Inc, from inception to August 26, 2004 (date of sale). All inter company accounts and transactions have been eliminated in consolidation.

Galaxy Partners, LTD Corp. (a company owned by the sole shareholder of the Company) has managed and financed the Company since inception.

Purpose

The Company's purpose is to engage in any lawful corporate activity, including possible merger and acquisition opportunities. The Company has had no operations to date other than the issuance of restricted shares to the original shareholder with certain general and administrative expenses being incurred. The Company was formed to provide a method for a private domestic or foreign company to become a publicly reporting company, thereby causing their shares to be qualified to trade in the domestic secondary markets.

The Company is attempting to locate another business for the purpose of merging that company (the "Target Company") into the Company. It is possible that the Target Company will be a wholly owned subsidiary of the Company or it may sell or transfer assets into the Company and not merge. The Company can offer no assurance that it will be successful in locating and merging with or acquiring another entity.

Income Taxes

The Company provides for income taxes by utilizing the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could vary from the estimates used.

Common Stock and Net Loss per Common Share

The Company initially had 75,000 authorized shares of no par capital stock of which 10,000 shares were issued. In March of 2005, the Company amended its charter to provide for 90,000,000 shares of common stock with a par value of $0.0001 and 10,000,000 shares of Series A Preferred stock with a par value of $0.0001. In connection with the change in authorized capital stock the initial 10,000 shares were canceled and a new certificate for 5,000,000 shares was issued to the original investor. Net loss per common share has been calculated based on the weighted average number of common shares outstanding during the period as if the 5,000,000 shares issued in March of 2005 had been outstanding since inception.

Cash and Cash Equivalents

The Company has had no cash or cash equivalents since its inception. For the purpose of reporting cash flows, the Company would consider any highly liquid investments with maturities of three months or less on the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amount of the Note Payable to Related Party approximates fair value due to the short-term nature of the liability.

NOTE 2:  INVESTMENT IN WILTEX A, INC.

In exchange for the issuance of 10,000 shares of the Company's common stock upon the initial stock issuance, the Company received 5,000,000 shares of common stock (representing 99.2 percent) of Wiltex A, Inc. ("Wiltex" another shell company) valued at $960 and a receivable from Galaxy Partners LTD Corp ("Galaxy") of $40. The $960 value assigned to Wiltex represented the Company's portion of the book value of Wiltex on the date of contribution. On August 26, 2004, the Company sold 4,200,000 shares of Wiltex for $50,000 and recognized a gain on the sale in the amount of $63,309. The $50,000 proceeds from the sale was used to reduce the note payable to Galaxy. At March 31, 2005, the Company owns 800,000 shares of Wiltex (representing 15.9 percent of the ownership interest in Wiltex). As a result of Wiltex's accumulated losses, the investment in Wiltex has been reduced to zero in the accompanying balance sheet at December 31, 2004 and March 31, 2005.


NOTE 3: NOTE PAYABLE TO RELATED PARTY

The note payable to related party is due Galaxy and represents amounts paid by Galaxy for general and administrative expenses. The note is due on demand and bears interest at the rate of 8 percent calculated on the average outstanding monthly balance.

All General and Administrative expenses of the Company have been paid by Galaxy and are shown as an increase in the note payable. Interest expense has been accrued on the note payable and has been added to the outstanding balance of the note payable. The $50,000 received from the sale of Wiltex was received by Galaxy and was used to reduce the amount owed by the Company to Galaxy.

The detail of the activity in the related party notes payable is as follows:

                                                   February 12,
                                                       2002
                                                  (Inception) to    Three Months Ended
                          Year Ended December 31,  December 31,         March 31,
                             2003         2004         2004         2004         2005
                          ----------   ----------   ----------   ----------   ----------
                                                                 (Unaudited)  (Unaudited)
Balance,
 Beginning of Period      $   21,759   $   42,047   $        -   $   42,047   $   15,876

Receivables For Stock
 Issued                            -            -          (40)           -            -

General and Administrative
Expenses Advanced
  Management Fees              9,000        9,000       27,000        2,250        1,050
  Office Rent                  3,000        3,000        9,000          750          600
  Telephone                    1,464        1,464        4,193          366            -
  Legal and Professional
   Fees                        3,496        6,266       13,907            -        1,080
  Other                          875        1,467        5,917          981            -
                          ----------   ----------   ----------   ----------   ----------
    TOTAL GENERAL AND
    ADMINISTRATIVE
    EXPENSES                  17,835       21,197       60,017        4,347        2,730

Interest Expense               2,453        2,632        5,899          885          336
                          ----------   ----------   ----------   ----------   ----------
    TOTAL CHANGE DURING
    PERIOD                    20,288       23,829       65,916        5,232        3,066
                          ----------   ----------   ----------   ----------   ----------

  Cash Received From Sale
  of Wiltex Common Stock           -      (50,000)     (50,000)           -            -
                          ----------   ----------   ----------   ----------   ----------
Balance, End of Period    $   42,047   $   15,876   $   15,876   $   47,279   $   18,942
                          ==========   ==========   ==========   ==========   ==========

NOTE 4: FEDERAL INCOME TAXES

Total income tax benefit is less than the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate. The reasons for the difference and the related tax effects for the year ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 are:

                                                   February 12,
                                                       2002
                                                  (Inception) to    Three Months Ended
                          Year Ended December 31,  December 31,         March 31,
                             2003         2004         2004         2004         2005
                          ----------   ----------   ----------   ----------   ----------
                                                                 (Unaudited)  (Unaudited)
Tax Benefit at Statutory
 Rates (15 percent)        $   3,043   $    3,574   $    9,887   $      785   $      460
Change in Valuation
 Allowance                    (3,043)       3,782       (2,531)        (785)        (460)
                          ----------   ----------   ----------   ----------   ----------
Net Income Tax Benefit    $        -   $    7,356   $    7,356   $        -   $        -
                          ==========   ==========   ==========   ==========   ==========

The Components of the Deferred Tax Assets are as Follows:

                                        December 31,        March 31,
                                     2003         2004         2005
                                  ----------   ----------   ----------
                                                            (Unaudited)
Deferred Tax Assets
 Net Operating Loss Carryforward  $    6,313   $    2,531   $    2,991
                                  ----------   ----------   ----------
    Total Deferred Tax Assets          6,313        2,531        2,991

    Less Valuation Allowance          (6,313)      (2,531)      (2,991)
                                  ----------   ----------   ----------
                                  $        -   $        -   $        -
                                  ==========   ==========   ==========


The Company has no deferred tax liabilities.

At December 31, 2004, the Company had federal income tax net operating loss carryforwards of approximately $16,900 to offset future taxable income, which begin to expire in 2023.

NOTE 5: DISCONTINUED OPERATIONS

Prior to June 30, 2004, the accounts of Wiltex were consolidated with the accounts of the Company. Effective with the sale of the 4,200,000 shares of Wiltex the operations of Wiltex are shown in the accompanying financial statements as discontinued operations. A summary of the assets and liabilities of the discontinued operations for the year ended December 31, 2003 is as follows:

     Cash                                                         808
     Accounts payable                                         (11,655)
                                                           ----------
         Net Liabilities of Discontinued Operations           (10,847)
                                                           ==========


A summary of expenses of discontinued operations for the years ended December 31, 2003 and 2004, the period February 12, 2002 (Inception) to December 31, 2004 and the three months ended March 31, 2004 is as follows:

                                                             February 12,     Three
                                                                 2002        Months
                                                           (Inception) to     Ended
                                    Year Ended December 31,  December 31,   March 31,
                                       2003         2004         2004         2004
                                    ----------   ----------   ----------   ----------
General and administrative Expenses $   11,727   $    2,462   $   14,269   $      912
                                    ----------   ----------   ----------   ----------
Operating loss from discontinued
 Operations                         $  (11,727)  $   (2,462)  $  (14,269)  $     (912)
                                    ==========   ==========   ==========   ==========

The net gain on the sale of the 4,200,000 shares of Wiltex common stock was calculated as follows:

     Sales proceeds                                        $   50,000
     Add losses included in consolidation from inception       14,269
     Less cost basis in Wiltex                                   (960)
                                                           ----------
     Net gain on sale                                      $   63,309
                                                           ==========

(b)      Exhibits

 3.1    Articles of Incorporation
 3.1a   Amendments to Articles of Incorporation
 3.2    By-Laws
 4.1    Specimen of Certificate of Common Stock
10.1    2005 Non-Statutory Stock Option Plan
10.2    Notes Payable with Galaxy


                          SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   August 5, 2005

ASIAN AMERICAN, INC.

By: /s/James E. Hogue
    -----------------------
    James E. Hogue
    President and CEO